

June 25, 2007

Via Fax and U.S. Mail

Robert G. Adams
President and Chief Executive Officer
National Healthcare Corporation
100 Vine Street, Suite 1400
Murfreesboro, Tennessee 37130

RE: National Health Realty, Inc.
Schedule 13E-3 filed on April 18, 2007
File No. 005-55329

Schedule 14A filed on April 18, 2007
File No. 001-13487

National HealthCare Corporation
Form S-4 filed on April 18, 2007
File No. 333-142189

Dear Mr. Adams:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1. We note your response to prior comment 1. Please expand your analysis to explain in
    greater detail why each party to the stockholder agreement is not an affiliate engaged
    in a going private transaction. In addition, your response did not address Davis or
    NHC/OP.

Item 13, Financial Statements

2. We note your response to prior comment 3. NHR common stock holders will be
    issued Series A convertible stock of NHC. Please explain why pro forma information
    with respect to the surviving entity would not be relevant to their decision with
    respect to the Rule 13e-3 transaction. In the alternative, please consider incorporating
    the existing pro forma information financial information into this document.

Schedules 14A

3. We note your response to prior comment 7. Please revise to include the disclosures required by Rule 13e-3(e)(1)(ii) with respect to the entire Rule 13e-3 transaction. Please note that your state law disclosure obligations to provide separate distinct disclosure can be satisfied separately from your Rule 13e-3 obligation. In the alternative, please provide a legal analysis supporting your conclusion that the consolidation is not the first step of a going private transaction.

Background of the Consolidation and Subsequent Merger

4. We note your response to prior comment 20. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In the alternative, please provide copies of all the referenced to materials to the staff on a supplemental basis and, for each separate document, explain why you believe the filing of such information is not required by Item 1016(c).

Form S-4

5. Please move the risk factor section so it appears after the special factors section.

Fairness of the Offer and the Merger

6. We note your response to prior comment 23. For purposes of satisfying Item 8 of Schedule 13E-3, each filing person is required to address fairness to the unaffiliated holders of NHR common stock. We are unable to locate such disclosure from NHC. Please advise. As fairness to the NHC stockholders is not relevant to the Rule 13e-3 disclosure requirements, please relocate any such disclosure so it appears outside of the Special Factors section.

Recommendation of the NHR Special Committee and the NHR Board od Directors;
Fairness of the Merger.

7. We note your response to prior comment 25. Please state whether NHC found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

8. Please clarify whether there were any material factors negatively impacting the board's fairness determination.

9. Please expand your disclosure in the bulleted list to explain how each factor impacted the fairness determination. For instance, stating that the board considered the "business, financial strength and prospects of NHR as a stand alone entity" does not explain why the board believed those elements supported a finding of fairness. In addition, please provide quantification where appropriate.

10. We note your response to prior comment 25. Please note that you must discuss each of the factors set forth in Instruction 2 to Item 1014 must be discussed in reasonable detail. Please expand your disclosure of going concern value to clarify whether the board independently performed the analyses listed. In addition please explain why the board believed these analyses where equivalent to a going concern value. In addition, if known please quantify going concern, net book value and liquidation value. Please confirm that net book value is not a commonly used measurement of value in your industry. Finally, please be advised that stating a liquidation valuation is not an appropriate measure because NHR was considered a viable going concern business is insufficient.   Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

11. Please explain to the staff why you believe the transaction is structured to require approval of the majority of unaffiliated holders.

12. Please confirm that 2nd Generation was retained to represent and negotiate on behalf of unaffiliated stockholders. It appears to the staff that 2nd Generation's fairness opinions speaks to the Special Committee and addresses fairness to all shareholders. If true that 2nd Generation was retained to represent and negotiate on behalf unaffiliated stockholders, please clarify whether 2nd Generation was retained *solely* to address fairness to unaffiliated holders. If not, please address why the transaction was deemed fair in the absence of the procedural protection addressed in Item 1014(d).

Closing

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: James J. Clark, Esq.
      Cahill Gordon & Reindel LLP
      via facsimile: (212) 378-2618